SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

7 Days Group Holdings Limited
(Name of Issuer)

Ordinary Shares, par value $0.125 per share
(Title of Class of Securities)

81783J 101**
(CUSIP Number)

Mr. Boquan He Floor 32, Metro Plaza 183-187, Tianhe Road North Guangzhou, Guangdong 510620 People’s Republic of China +86 20 8755 3248	Mr. Nanyan Zheng c/o 7 Days Group Holdings Limited 5C-11 Creative Industry Zone 397 XinGangZhong Road Guangzhou, Guangdong 510310 People’s Republic of China +86 20 8399 5777	Happy Travel Limited Les Cascades, Edith Cavell Street Port Louis, Mauritius +230 213 9858
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 5, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 23 pages)

___________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the Issuer’s American Depositary Shares, each representing three ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 81783J 101	13D/A	Page 2 of 23

1	NAME OF REPORTING PERSON Boquan He
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS AF, BK, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 81783J 101	13D/A	Page 3 of 23

1	NAME OF REPORTING PERSON Prototal Enterprises Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS AF, BK, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 81783J 101	13D/A	Page 4 of 23

1	NAME OF REPORTING PERSON Nanyan Zheng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS AF, BK, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 81783J 101	13D/A	Page 5 of 23

1	NAME OF REPORTING PERSON Audrey & Aaron Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS AF, BK, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 81783J 101	13D/A	Page 6 of 23

1	NAME OF REPORTING PERSON Fortune News International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐] (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS AF, BK, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 81783J 101	13D/A	Page 7 of 23

1.	NAME OF REPORTING PERSON: Actis LLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 81783J 101	13D/A	Page 8 of 23

1.	NAME OF REPORTING PERSON: Actis Co-Investment Plan Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 81783J 101	13D/A	Page 9 of 23

1.	NAME OF REPORTING PERSON: Actis Emerging Markets 3 LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 81783J 101	13D/A	Page 10 of 23

1.	NAME OF REPORTING PERSON: Actis Emerging Markets 3 “A” LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 81783J 101	13D/A	Page 11 of 23

1.	NAME OF REPORTING PERSON: Actis Emerging Markets 3 “C” LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 81783J 101	13D/A	Page 12 of 23

1.	NAME OF REPORTING PERSON: Actis China 3 “S” LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 81783J 101	13D/A	Page 13 of 23

1.	NAME OF REPORTING PERSON: Actis China 3 “A” LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 81783J 101	13D/A	Page 14 of 23

1.	NAME OF REPORTING PERSON: Actis China 3 LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 81783J 101	13D/A	Page 15 of 23

1.	NAME OF REPORTING PERSON: Actis China Fund 2, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 81783J 101	13D/A	Page 16 of 23

1.	NAME OF REPORTING PERSON: Actis Executive Co-Investment Plan, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 81783J 101	13D/A	Page 17 of 23

1.	NAME OF REPORTING PERSON: Actis Fund 3 Co-Investment Pool, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 81783J 101	13D/A	Page 18 of 23

1.	NAME OF REPORTING PERSON: Happy Travel Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 81783J 101	13D/A	Page 19 of 23

This amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed jointly by Mr. Boquan He (“Mr. He”), Prototal Enterprises Limited (together with Mr. He, the “Founder A Parties”), Mr. Nanyan Zheng, Audrey & Aaron Holdings Limited (“Audrey & Aaron Holdings”) and Fortune News International Limited (together with Mr. Nanyan Zheng and Audrey & Aaron Holdings, the “Founder B Parties”), Actis LLP (“Actis”), Actis Co-Investment Plan Limited (“Actis Co-Investment”), Actis Emerging Markets 3 LP (“Actis Emerging Markets 3”), Actis Emerging Markets 3 “A” LP (“Actis Emerging Markets 3A”), Actis Emerging Markets 3 “C” LP (“Actis Emerging Markets 3C”), Actis China 3 “S” LP (“Actis China 3S”), Actis China 3 “A” LP (“Actis China 3A”), Actis China 3 LP (“Actis China 3”), Actis China Fund 2, L.P. (“Actis China Fund”), Actis Executive Co-Investment Plan, L.P. (“Actis Executive”), Actis Fund 3 Co-Investment Pool, L.P. (“Actis Fund 3”) and Happy Travel Limited (“Happy Travel”) (Actis, Actis Co-Investment, Actis Emerging Markets 3, Actis Emerging Markets 3A, Actis Emerging Markets 3C, Actis China 3S, Actis China 3A, Actis China 3, Actis China Fund, Actis Executive, Actis Fund 3 and Happy Travel are collectively, the “Actis Parties”, and together with the Founder A Parties and the Founder B Parties, the “Reporting Persons”)

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed jointly by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 4, 2013 (the “Original Schedule 13D”), with respect to the ordinary shares, par value $0.125 per share (“Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (“ADSs,” each ADS representing three Ordinary Shares), of 7 Days Group Holdings Limited (the “Issuer”).

Item 4.  Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On June 26, 2013 at 10:00 a.m. (Hong Kong time), an extraordinary general meeting of shareholders of the Issuer (“EGM”) was held at 31st Floor, AIA Central, Connaught Road Central, Hong Kong. At the EGM, the Issuer’s shareholders voted to approve the agreement and plan of merger, dated as of February 28, 2013, by and among (i) the Issuer, (ii) Keystone Lodging Holdings Limited (“Holdco”) (which is the party thereto solely for the limited purposes of Sections 2.02(c) and 2.02(e) thereof), an exempted company with limited liability incorporated under the laws of the Cayman Islands and the sole shareholder of Parent (as defined below), (iii) Keystone Lodging Company Limited (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, and (iv) Keystone Lodging Acquisition Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (the “Merger Agreement”), subject to the conditions set forth in the Merger Agreement and pursuant to which Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”).

On July 5, 2013, the Issuer filed with the Cayman Islands Registrar of Companies the plan of merger, which was registered by the Cayman Islands Registrar of Companies on the same date, pursuant to which the Merger became effective. As a result of the Merger, the Issuer ceased to be a publicly traded company and became wholly beneficially owned by the Reporting Persons and certain other parties.

At the effective time of the Merger, each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger was cancelled in exchange for the right to receive $4.60 and each ADS was cancelled in exchange for the right to receive $13.80 (with the $0.05 per ADS cancellation fee payable by the surviving corporation pursuant to the Merger Agreement), in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) certain Ordinary Shares beneficially owned by the Reporting Persons and certain other existing shareholders who have rolled over some or all of their stake in the Issuer, (ii) Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by the Issuer and (iii) Ordinary Shares reserved for issuance and allocation pursuant to the Issuer’s share incentive plan (collectively, the "Excluded Shares").

At the effective time of the Merger, (i) each vested option to purchase Ordinary Shares and (ii) each unvested option to purchase Ordinary Shares that will vest within one year after the effective time, in each case, granted pursuant to the Company’s 2007 Employee Share Incentive Plan (and all amendments and modifications thereto) was cancelled and converted into the right to receive from the surviving corporation or one of its subsidiaries, as soon as practicable (and in any event no more than five business days) after the effective time, a cash amount equal to the product of (i) the amount by which $4.60 exceeds the exercise price per Ordinary Share of such option and (ii) the number of Ordinary Shares underlying such option, without interest and net of any applicable withholding taxes. If the exercise price per Ordinary Share of any such option was equal to or greater than $4.60, such option was cancelled without any payment therefor. Each unvested option to purchase Ordinary Shares that will not vest within one year after the effective time granted pursuant to the Company’s 2007 Employee Share Incentive Plan (and all amendments and modifications thereto) was cancelled and, as soon as practicable (and in any event no more than five business days) after the effective time, converted into an option to purchase the same number of ordinary shares of Holdco as the number of Ordinary Shares underlying such option with the same vesting schedule, exercise price and other key terms as those of such option. Within one month after the vesting of such option, the holder of such option may elect to receive a cash settlement as soon as practicable, without interest and net of any applicable withholding taxes, from Holdco, or at the direction of Holdco, any affiliate of Holdco, in an amount equal to the product of (i) the amount by which $4.60 exceeds the exercise price per Ordinary Share of such option and (ii) the number of ordinary shares of Holdco underlying such option.

CUSIP No. 81783J 101	13D/A	Page 20 of 23

As a result of the Merger, the ADSs of the Issuer will no longer be listed on the New York Stock Exchange. In addition, 90 days after the filing of Form 25 in connection with the transaction, or such shorter period as may be determined by the SEC, the registration of the ADSs of the Issuer and the Ordinary Shares underlying them and the reporting obligations of the Issuer under the Exchange Act will be terminated.

Item 5.  Interest in Securities of the Issuer

( a) – (b)	As of the date of this Amendment No. 1, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c)	Except for the transactions described in Item 4, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) – (e)	Not applicable.

CUSIP No. 81783J 101	13D/A	Page 21 of 23

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2013

By:	/s/Boquan He
Name:	Boquan He

PROTOTAL ENTERPRISES LIMITED

By:	/s/Boquan He
Name:	Boquan He
Title:	Director

By:	/s/Nanyan Zheng
Name:	Nanyan Zheng

AUDREY & AARON HOLDINGS LIMITED

By:	/s/Nanyan Zheng
Name:	Nanyan Zheng
Title:	Director

FORTUNE NEWS INTERNATIONAL LIMITED

By:	/s/Nanyan Zheng
Name:	Nanyan Zheng
Title:	Director

HAPPY TRAVEL LIMITED

By:	/s/R S K Hazareesing
Name:	R S K Hazareesing
Title:	Director

ACTIS LLP

By:	/s/Paul Owers
Name:	Paul Owers
Title:	Partner/Authorized Signatory

ACTIS CO-INVESTMENT PLAN LIMITED

By:	/s/Barry McClay
Name:	Barry McClay
Title:	Director

[Signature Page to Schedule 13D/A]

CUSIP No. 81783J 101	13D/A	Page 22 of 23

ACTIS EMERGING MARKETS 3 LP

By:	/s/Paul Owers
Name:	Paul Owers
Title:	Partner of Actis LLP and on behalf of Actis LLP, in its capacity as manager

ACTIS EMERGING MARKETS 3 “A” LP

By:	/s/Paul Owers
Name:	Paul Owers
Title:	Partner of Actis LLP and on behalf of Actis LLP, in its capacity as manager

ACTIS EMERGING MARKETS 3 “C” LP

By:	/s/Paul Owers
Name:	Paul Owers
Title:	Partner of Actis LLP and on behalf of Actis LLP, in its capacity as manager

ACTIS CHINA 3 “S” LP

By:	/s/Paul Owers
Name:	Paul Owers
Title:	Partner of Actis LLP and on behalf of Actis LLP, in its capacity as manager

ACTIS CHINA 3 “A” LP

By:	/s/Paul Owers
Name:	Paul Owers
Title:	Partner of Actis LLP and on behalf of Actis LLP, in its capacity as manager

ACTIS CHINA 3 LP

By:	/s/Paul Owers
Name:	Paul Owers
Title:	Partner of Actis LLP and on behalf of Actis LLP, in its capacity as manager

[Signature Page to Schedule 13D/A]

CUSIP No. 81783J 101	13D/A	Page 23 of 23

ACTIS CHINA FUND 2, L.P.

By:	/s/Paul Owers
Name:	Paul Owers
Title:	Partner of Actis LLP and on behalf of Actis LLP, in its capacity as manager

ACTIS EXECUTIVE CO-INVESTMENT PLAN, L.P.

By:	/s/Barry McClay
Name:	Barry McClay
Title:	Director of Actis Co-Investment Plan Limited and on behalf of Actis Co-Investment Plan Limited, in its capacity as General Partner

ACTIS FUND 3 CO-INVESTMENT POOL, L.P.

By:	/s/Barry McClay
Name:	Barry McClay
Title:	Director of Actis Co-Investment Plan Limited and on behalf of Actis Co-Investment Plan Limited, in its capacity as General Partner

[Signature Page to Schedule 13D/A]